Exhibit 99.16

CONSENT OF CLAUDE DUPLESSIS

March 24, 2023

VIA EDGAR

United States Securities and Exchange Commission

Re:	Nouveau Monde Graphite Inc. (the “Company”)

Annual Report on Form 40-F of the Company for the year ended December 31, 2022 (the “Form 40-F)

I, Claude Duplessis, hereby consent to the use of my name in connection with reference to my involvement in the preparation and review of the following scientific and technical information (the “Technical Information”):

•

Technical Report titled “Preliminary Economic Assessment Report for the Uatnan Mining Project”, Côte-Nord Administrative Region, Québec, Canada” dated February 24, 2023 with an effective date of January 10, 2023; and

•	the Mineral Resources for the Utatnan Current Pit-Constrained Mineral Resource Estimate in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2022 and to references to the Technical Information, or portions thereof, in the Form 40-F and the exhibits filed with the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the information derived from the Technical Information related to me in the Form 40-F. This consent extends to any amendments to the Form 40-F.

I also hereby consent to the use of my name in connection with reference to my involvement in the preparation of the Technical Information, to references to the Technical Information, or portions thereof, and to the inclusion or incorporation by reference of the information derived from the Technical Information related to me in the registration statement (No. 333-256340) on Form F-10. This consent extends to any amendments to the Form F-10, including post-effective amendments.

/s/ Claude Duplessis
Claude Duplessis